Report of Independent Registered Public Accounting Firm

To the Board of Trustees
Dreyfus Premier Stock Funds-
Dreyfus Premier International Equity Fund

We have examined management's assertion, included
in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of      1940 that
Dreyfus Premier Stock Funds-
Dreyfus Premier International Equity Fund
(the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of August 31, 2007.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2007, and with respect to agreement of security and similar investment purchases and sales, for the period from August 1, 2007 (the date of reorganization) through August 31, 2007;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New
York, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Reconciliation of all such securities and investments to the books and records of the Company and Mellon Bank;

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, transfer agents or securities lending administrators;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with Mellon Bank's records or to documentation of corresponding subsequent cash receipts;

Agreement of pending purchase activity as of August 31, 2007 to documentation of subsequent cash payments.

Agreement of Dreyfus Family of Funds' trade tickets for 5 security purchases and 5 security sales or maturities for the period from August 1, 2007 through August 31, 2007, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;

Review of Mellon Global Securities Services Report on Controls Placed in Operation and Tests of Operating
Effectiveness ("SAS 70 Report") for the period from January 1, 2006 through December 31, 2006 and noted no negative findings were reported in the areas of Asset
Custody and Control.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Premier Stock Funds-
Dreyfus Premier International Equity Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2007 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Dreyfus Premier Stock Funds-
Dreyfus Premier International Equity Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
November 29, 2007





          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811- 21236           November 29, 2007

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of
Dreyfus Premier Stock Funds-
Dreyfus Premier International Equity Fund
(the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2007, and from the August 1, 2007 through August 31, 2007.

Based on this evaluation, we assert that the Company
was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of August 31, 2007  and from the
August 1, 2007 through August 31, 2007
with respect to securities and similar investments
reflected in the         investment account  of the Company.

Dreyfus Premier Stock Funds-
Dreyfus Premier International Equity Fund


By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation